Exhibit 99.1
Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

vwanner@fulbright.com	telephone:	(713) 651-5151
direct dial: (713) 651-8355	facsimile:	(713) 651-5246
June 4, 2008
Maxim TEP, Inc.
9400 Grogans Mill Road
The Woodlands, Texas 77380
Attn: W. Marvin Watson, President and CEO
Dear Mr. Watson:
         Maxim TEP Limited (the “Shareholder”) has retained Fulbright & Jaworski L.L.P. to assist in enforcing its rights as a shareholder of Maxim TEP, Inc. (the “Company”). The Shareholder is extremely concerned about the recent activities, or lack thereof, of the Board of Directors (the “Board”) of the Company in managing the affairs of the Company on behalf of the shareholders. The Shareholder is very concerned that the Board has not taken appropriate steps to preserve the assets and value of the Company. It appears that the Company has lost a significant asset in the Days Creek Field by failure of the Board to properly oversee and manage the business. In addition, the Shareholder is deeply troubled by the Board’s lack of action to bring in additional financing to ensure the survival of the Company. In short the Shareholder believes that the Board may have breached its fiduciary duties.
         The Shareholder has also repeatedly requested in writing the list of the Company’s shareholder names and contact information, which information, as a holder of more than 5% of the common stock of the Company, the Shareholder is entitled to under Texas law. You have repeatedly refused to provide the Shareholder access to such information by failing to respond to the requests and failing to authorize the transfer agent to release such information to the Shareholder.
         Thus, pursuant to Article 2.24 of the Texas Business Corporation Act and Article 2 Section 4 of the Bylaws of the Company, the Shareholder, as a shareholder of more than 10% of the outstanding common stock of the Company, demands that the President or Secretary of the Company call a shareholder meeting to be held on a date between June 16, 2008 and June 20, 2008 in Houston, Texas for the following purposes:
         1. To discuss the financial status of the Company, the Company’s strategic direction and provide, by shareholder resolution, direction to the directors of the Company for operation of Company; and
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June 4, 2008

     2. To remove one or more directors of the Company and to nominate and elect their replacements, if the shareholders so desire.
     Please send notice of the meeting on or before June 6, 2008, in accordance with Article 2.25 of the Texas Business Corporation Act and Article 2 Section 5 of the Bylaws of the Company to all shareholders, including the Shareholder, as proof that the Company has complied with this request for shareholder meeting. Please provide to us proof (written confirmation will be adequate) from the transfer agent (First American Stock Transfer, Inc.), that such shareholder notice has been sent to all shareholders.
     If you fail to take the action requested by this letter within the time demanded, the Shareholder will pursue its remedies, which may include seeking enforcement by Texas courts, reimbursement of the related expenses and action against the officers and directors of Maxim US for breach of their duties under Texas law.
Very truly yours,
Valorie Wanner

cc:	Michael Choi
Andreas Boesenberg
Josh Agrons, Esq. (Firm)
John Thomas, Esq.
Bryce Linsenmayer, Esq.